Crosswind Renewable Energy Corp.

2025 29th Place, #200

Aventura, Fla 33180

May 28th, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Crosswind Renewable Energy Corp.
Form 10 Amendment No. 2 filed April 26, 2021
Originally Filed January 19th, 2021 File No. 000-26439

Dear Sirs:

Crosswind Renewable Energy Corp (“CWNR” or the "Company") acknowledges receipt of the letter dated February 15th, 2021 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment to Form 10 filed April 26, 2021

Business of the Issuer, page 1

1.	We note your disclosure of Letters of Intent in the second paragraph. Please indicate, if true, that these letters are not binding contracts. As previously requested, please also provide us with copies of all Letters of Intent. We note that you have not provided the Letters relating to the Horton Group or the Jacksonville property. Finally, we note that an Exhibit you provided for a Joint Venture with the Horton Group is entitled "Proposed Joint Venture Agreement." Please advise us in this regard including the official position of Ronald Weiser with the Horton Group. Ronald Weiser is the Managing Manager and partner of Terry Horton, CEO of Horton Homes.

Response: Your assumption is correct, the Letters of Intent referenced in paragraph 4 of page 1 are, by definition, non-binding. However, there has been much progress in the past few weeks towards a definitive agreement between the parties, though we have not quite reached that stage yet. It is understood/anticipated that the parties may likely skip and LOI/MOU and move straight to a definitive agreement, the details of which are still being negotiated.

I have attached copies of the above-referenced LOIs and Joint Venture Agreement.

Securities and Exchange Commission

Overview, page 1

2.

Please revise to summarize the chronological development of the business as was described in your response to comment 5 of our letter dated March 19, 2021. You may omit the portions of your response which describe knowledge and familiarity between present and past directors.

Response:  We have taken our previous response to comment 5 referenced supra and have revised the Amended Form 10 to include this information.

Report of the Independent Registered Public Accounting Firm, page F-1

3.        We note that the audit report covers the balance sheet as of December 31, 2020 and the related financial statements for the year then ended. Please amend your filing to include an audit report that covers the balance sheets as of December 31, 2020 and 2019 and the related financial statements for each of the two years then ended. Please refer to Rule 8-02 of Regulation S-X.

Response: We have revised our Form 10 to include the Audit Report which covers the balance sheets as of December 31, 2020 and 2019; as well as the related financial statements for each of the two years then ended, per Rule 8-02 of Regulation S-X.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: 866 692-6847.

/S/ Charles Arnold

Charles Arnold, Dir., CEO

Crosswind Renewable Energy Corp.

Securities and Exchange Commission

LE e NTTE C A P I T A L 1 Hillcrest Center Drive su i te 232 Spring Valley , NY 10977 March 8 , 2021 Th i s letter is subject to the Borrower and Lender (herein called the "Parties " ) entering into formal agreements setting forth their respective rights and obligations . Such agreements will contain customary representations, warranties and indemnifications . The material terms of the investment are set forth bel o w : Borrower Crosswind Renewable Energy Corp ("CWNR " or "The Company " ) and its subsidiaries Lender Leonite Capital LLC ( " Leonite") or its affiliate Securit i es: Senior Secured Convertible Note (the " Note " ) i n the amount of $500 , 000 with an initial tranche of $250 , 000 . Payment Amount : note at Leonit e ' s discretio n . 0 Q.<7 - "ft. . J tt> 1 < l" $250 , 000 upon closing . Subs uent tranch an be issu ¥. under this O i r i l Issuer Discount: 10% 010 Principal Amount: $277 , 777 principal (Consisting of $250 , 000 payment, $27 , 777 010) Maturity : The earlier of twelve (12) months from execution o r a registered public offering of the company (the " Maturity") . Interest: The higher of (i) 10% p.a. or (ii) WSJ Prime + 6.75% guaranteed, payable monthly annualized . Amortization Schedule: The Principal and any accrued and unpaid interest shall be due upon maturity . Default Interest : In the event of a Default, interest shall accrue at the lesser of: (i) 20% and (ii) the maximum legal rate. Commitment Shares : As consideration for entering this note , Leonite shall receive upon closing of this note 1 , 500 , 000 (pre - split) common shares of the Company . The shares will be issued pro rata for the amount advanced under the Note . Example : $ 250 , 000 . 00 received ( 1 / 2 ) 750 , 000 share due upon payment . Wa r rants: As consideration for entering this note , Leonite shall receive 3 year warrants to purchase 3 , 000 , 000 (pre - split) common shares . The strike price for the warrants shall be $ 0 . 05 . The shares will be issuect pro rata for the amount advanced under the Note . Example $ 250 , 000 . 00 received 1 , 500 , 000 warrants at . OS due '

Securities and Exchange Commission

LE e NITE C A P I T A L Use of Proceeds The proceeds of this Offering will be used to pursue Regulation A+ offering and other company expenses. Confidentiality: This Term Sheet is confidential and none of its provisions or terms shall be disclosed to anyone who is not a prospective pu r chaser of Notes as contemplated herein , an officer or director of the Company or their agent, advisor or legal counsel , unless required by law . Prepayment : The company has the right to repay the note pr i or to maturity at 110% of the then outstanding principal and interest. Fixed Conversion: $0.02 Alternative Conversion: ONLY UPON AN EVENT OF DEFAULT . The principal amount and accrued interest will be convertible at Lender's discretion upon default at the lower of (i) 65 % of the lowest bid pr i ce dur i ng the Twenty One (21) consecutive trading day period ending on the trpding day immediately prior to the applicable conversion date , or (ii) Discount to market based on subsequent or prior financings with other investors . Security and Pledge: The Notes will be senior to all existing and future debt and secured by all the assets of the Company and i ts subsidiaries . Lender agrees not to file a UCC unless an Event of Default occurs . Negative covenant that no other liens shall be allowed . Closing Fees Leonite shall be reimbursed for all documen t ed legal and closing costs up to $5 , 000. Op i nion Letter: The Issuer shall be responsible for supplying an opinion letter specific to the fact that Common Stock that might be issued pursuant to conversion of the Note , as well as the commitment and warrant shares are exempt from Registration Requirements pursuant to Rule 144 (so long as the requirements of Rule 144 are satisfied) . The letter shall be supplied immediately upon a public listing of the company . Registration Rights: Piggyback registration rights . In addition , within ninety (90) days of the closing, Borrower shall file a registration statement with the SEC , which shall include the registration of the commitment shares, the warrant shares , and the shares issuable upon conversion of the note (collectively , the " registrable shares") . Company shall use best efforts to have such registration shall be declared effective by the SEC within 180 days of the closing . Most Favored Nation : If the company enters into a subsequent financing with another individual or entity (a Third Party) on terms that are more favorable to the Third party, the agreements between the company . and the Investors shall be amended to include such better terms so long as the Note is outstanding . ' Events of Defau l t : Events of Default have been provided for review

Securities and Exchange Commission

LE e NJTE CAPITAL Right of Participation: The Investors shall have the right to participate in any future offering by the Company for a period of eighteen (18) months for an amount equal to the amount advanced under this Term Sheet. Right of First Refusal The Lender shall have the right of first refusal (with an answer required with 72 hours) on any financing so long as the Note is outstanding . Notwithstanding the foregoing, this clause shall apply to a bona fide brokered offering in excess of 5 million dollars . Repayment Right: Lender shall have the right to be repaid with 100% of the proceeds of the following: • Asset sales • Debt issuances • Equity issuances Limitations on Certain Transactions : Commencing from the date the term sheet is signed , and until the earlier of Loan repayment or conversion , the Company shall not , directly or indirectly , without Leonite's prior written consent (which consent shall not be unreasonably withheld) : (a) change the nature of its business ; (b) sell, divest , change the structure of any material assets other than in the ordinary course of business ; or (c) enter into any variable rate transactions(d) accept Merchant - Cash - Advances (MCA) or similar financing instruments , unless approved by Leonite . Notwithstanding the foregoing , these transaction shall be allowed if the proceeds are used to fully satisfy the Company's obligations under this agreement . No Shop: Commencing from the date the term sheet is signed and for a period of 14 days , the Company shall provide Leonite exclusivity on any equity or debt financing. Binding Fee: In the event that both parties have executed this term sheet, and the Company for whatever reasons is unable or unwilling to consummate the transaction , then the Company shall be liable for costs incurred by Leonite for preparation of legal documents and due diligence performed in the amount of $ 5 , 000 . As long as there are no additional changes or additions to the terms provided This term sheet , (with the exception of the clauses entitled "Binding Fee" , "Confidentia l ity" , and "No Shop" which shall be binding and enforceable pursuant to the laws of the State of New York and the courts of Rockland County), is non - binding and is intended solely as a summary of the terms that are currently proposed by the parties The parties acknowledge that they neither intend to enter , nor have they entered into any agreement to negotiate a definitive agreement pursuant to this term sheet , and either party may , at any t i me prior to execution of such definitive agreement, propose different terms from those summarized herein or unilaterally terminate all negotiations pursuant to this term sheet without any liability whatsoever (except as per the Binding Fee clause) to the other party . - -- ,

Securities and Exchange Commission

Avi Geller CIO

Securities and Exchange Commission

Proposed JOINT VENTURE AGREEMENT This Contract is made and entered into 3 l 8 1 day of March, 2021, by and between COMMUNITY REDEVELOPMENT INC., a US publicly traded company, and THE O ll, J.,,f \ \ lV HORTON GROUP, respectively. 0'< \ ' \ CJ a. \ 5 WHEREAS The Horton Group is a nationally known and respected home builder with unique patented laminated panels which are both energy efficient & category 5 hurricane resistant ; WHEREAS Community Redevelopment Inc . is desirous of engaging the Horton Group for development and construction for various multi - family projects and single homes as part of its strategic master redevelopment plans, and the parties envision a 5 - year term for this relationship, with an optional 5 - year renewal period ; NOW THEREFORE the Parties hereby agree to enter into a JOINT VENTURE as set out per the terms infra: Proposed Responsibilities - a) whereas the acquisition, zoning permits and securing of any specific proposed property for development and construction for each project shall be the financial responsibility solely of Community Redevelopment ; b) The materials, plan s and construction costs for these projects shall be""ti:tc sole fihai'It:ial , of The Horton Group. ':: ) \ , \ Dl - - V \ bV \ a.t ' C - O re \ \ l0 c) It is anticipated that both parties shall jointly own these projects on a 50 / 50 basis , after full costs associated with the project are deducted . It is understood that all negotiations and price for real property shall be the responsibility of Community Redevelopment Inc . These costs in cash, equity or debt shall be passed through to the joint venture at the costs or equity paid for by Community . In addition, The Horton Group shall also pass all obligations paid for to develop these projects on to the joint venture at their cost . There shall be no "mark - up" by either party, rather only true costs . d) It is the intent of this Joint Venture to develop a minimum of 10 such projects during the first 36 months of this Joint Venture .

Securities and Exchange Commission

i) Amendments . Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by all parties hereto . j) No Waivers . No failure or delay by a Founder in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right or remedy . k) Assignment . No Founder may assign this Agreement nor his rights or obligations hereunder without the prior written consent of the other Founder, except to its Affiliates (for as long as they continue to be its Affiliates) . 1) Successors and Assigns . The provisions of this Agreement shall be binding upon and inure to the benefit of the Founders and their respective successors and permitted assigns . m) Severability . In the event that any provision of this Agreement shall be determined to be illegal or unenforceable, that provision will be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable . n) Counterparts . This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures to each were upon the same instrument . o) No Third Party Beneficiaries . The parties agree that there are no third party beneficiaries to this Agreement . p) Acceptance by the Company . The Founders will procure endorsement of this Agreement by the Company as soon as it is formed, signifying the Company's agreement with, and acceptance of, the Agreement's terms insofar as they affect the Company . q) Termination . If, for whatever reason, either party wishes to terminate this Agreement, it may do so with 30 days' written notice to the party opposite . IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date first above written. Executed on the date ascribed above. """ - · ) · I tV a .A Charles Arnold, on behalf of Community Redevelopment Inc.

Securities and Exchange Commission

June 22 , 2020 Gregory D . Gay, AIA - AIM CRA Manager, City of Opa - Locka Planning & Community Development Department, Community Redevelopment Agency City of Opa - locka Municipal Complex 780 Fisherman Street, Fourth Floor Opa - Locka, FL 3305 RE: Affordable Housing, Veterans Housing and Mixed - Use Development Dear Mr. Gay: By way of introduction, the Velocity Companies, LLC and its affiliates have over 100 years of collective development experience specializing in mixed - use, market rate, workforce and affordable housing properties . Our team has worked in markets across the country . We have delivered innovative solutions for unused and underutilized real estate in marginalized, and up - and - coming neighborhoods alike . We are experts at understanding and facilitating large - scale efforts with federal, state, and local governments, a variety of non - profits, and private partners to bring the most challenging projects to fruition . Per our conversations with Mr . Humes of RCK Development, LLC, we are interested in working with the city of Opa Locka in building and operating a Veteran’s Housing community, in connection with the sites that have been previously identified for mixed - use development . We are eager to explore this opportunity and confirm our desire to deliver the highest quality housing to our nation’s veterans . The need in the marketplace for new and affordable housing has never been greater . A multifaceted effort involving this type of mixed - use undertaking will require a phased approach, as to ensure each aspect of the plan is properly executed . As an example, Velocity’s Hampton Park project located in Capitol Heights, Maryland, just outside Washington, DC . , is designed as a fully mixed - use Live/Work/Play community . The multi - phase project, which is under construction, contains over a half million square feet of multifamily, office, retail, and hotel space . This project was recently recognized and awarded the Most Complex Qualified Opportunity Zone project in the nation by GlobeSt . com, a leading online publication for the commercial real estate industry . In addition, one of our team members won the Built - By - Women award by the Beverly Willis Architecture Foundation for the John and Jill Kerr Conway Residence, a veteran’s housing project that includes Veteran’s Administration participation . 6401 Golden Triangle Drive, Suite 305 Greenbelt, MD 20770

Securities and Exchange Commission

Our team’s collective experience can support your redevelopment efforts near the Tri - Rail Opa - Locka Station, and other transit - oriented sites . We are also able to facilitate the development of smaller infill sites to create a catalytic impact in the near term . As a developer and advisor, we can collaborate with stakeholders such as Amazon, Carrie Meeks Foundation, the community and others to assess each unique location and the opportunity it presents . In conjunction with the Anthem Project and RCK Development, the Velocity Companies is interested in creating an overall strategy for the redevelopment of several sites that will enhance the overall appeal of the city for new and existing residents . We look forward to supporting your vision for the growth of the City of Opa - Locka . Please feel free to contact us with any questions . You can reach me at bbellamy@velocity - llc . com or 410 - 630 - 6935 . Sincerely Brandon Bellamy, CEO 6401 Golden Triangle Drive, Suite 305 Greenbelt, MD 20770

Securities and Exchange Commission

Middelburg / JAX
Andy Description	parcel number	acreage	orig sale date	orig purchase price	entity name	link:
northmost U shape	30-0425-008069-021-00	14.13	8/10/2007	$900,900	1320 BRANAN FIELD, LLC	https://qpublic.schneidercorp.com/Application.aspx?AppID=830&LayerID=15008&PageTypeID= 4&PageID=6756&Q=1786823204&KeyValue=30-04-25-008069-021-00
middle rectangle	30-0425-008069-020-00	10.25	8/10/2007	$900,900	BRANAN FIELD 222	https://qpublic.schneidercorp.com/Application.aspx?AppID=830&LayerID=15008&PageTypeID= 4&PageID=6756&Q=997482292&KeyValue=30-04-25-008069-020-00
southmost rectangel	30-0425-008069-019-00	10.26	8/10/2007	$900,900	BRANAN FIELD 222	https://qpublic.schneidercorp.com/Application.aspx?AppID=830&LayerID=15008&PageTypeID= 4&PageID=6756&KeyValue=30-04-25-008069-019-00

	Total	34.64

Securities and Exchange Commission

From: Beth Carson <Elizabeth.Carson@claycountygov.com>
Sent: Friday, January 22, 2021 12:57:31 PM

Subject: RE: Zoning-Branan Field

30-0425-008069-021-00 has approximately 7.6 acres designated Branan Field Rural Suburbs (BF RS)
30-0425-008069-020-00 has approximately 5.36 acres designated BF RS
30-0425-008069-019-00 has approximately 4.65 acres designated BF RS

The density within Branan Field Rural Suburbs is 1 dwelling unit per 5 acres. But density can go up to 1 unit per acre subject to the density bonus program. There are different levels to the density bonus program but all require a 50’ perimeter buffer of 85% opacity. Because there is PCN land on these parcels, there is the opportunity for ten units per acre of additional density through the density bonus program for each acre preserved adjacent to the PCN.

This part of the master plan is intended to remain rural in character with larger lots.

I hope this answers your questions. Please contact me if you need further information.

Beth Carson, RLA, AICP
Chief Planner
Clay County Planning and Zoning Division
P.O. Box 1366
477 Houston Street
Green Cove Springs, FL 32043
904-541-3840
www.claycountygov.com

Sent: Wednesday, January 20, 2021 12:10 PM
To: Beth Carson <Elizabeth.Carson@claycountygov.com>

Subject: Zoning-Branan Field

CAUTION: This email originated from outside of the organization. Do not click links or open attachments unless you recognize the sender and know the content is safe.

Securities and Exchange Commission

Elizabeth,
I hope all is well. We are doing due diligence for a potential land purchase @ Branan Field in Middleburg. We had a couple of questions regarding zoning development:
Can we build a master planned single family rental residences (1&2 story) on the land?
Can the sub-divided parcel be ~4500sf with ~5ft between homes
We are estimating ~250 homes
We planned to have community amenities for the residents not limited to the following:
Pool
Clubhouse
Fitness Trail
Sports Courts
Dog Park

Securities and Exchange Commission

parcel number acreage location
30-0425-008069-021-00 14.13 1320 BRANAN FIELD, LLC
30-0425-008069-020-00 10.25 BRANAN FIELD 222
30-0425-008069-019-00 10.26 BRANAN FIELD 222

Securities and Exchange Commission

Missing parcel in between ours
5/24/2007	$281,900
Parcel ID	30-04-25-008069-006-00	Suman Makker
Location Address	BRANAN FIELD
Middleburg 32068
Brief Tax Description*	PT OF E1/2 S30T4R25 A/K/A PRCL 8 AS REC O R 2907 PG 2038
Property Use Code	NO AG ACREAGE (9900)
Sec/Twp/Rng	30/4/25
Tax District	Tax Dist 001
Millage Rate	15.2187
Acreage	10.246
Homestead	N